KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Northgate Minerals Corporation

We consent to the inclusion in this annual report on Form 40-F of:

  our auditors' report dated February 18, 2008 on the consolidated balance sheets of Northgate Minerals Corporation (the "Corporation") as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended;

  Our auditors' report on Reconciliation to United States GAAP dated February 18, 2008;

  our Comments by Auditors for US Readers on Canada-US Reporting Differences dated February 18, 2008; and

  our Report of Independent Registered Public Accounting Firm dated February 18, 2008 on the Company’s internal control over financial reporting as of December 31, 2007 each of which is incorporated by reference in this annual report on Form 40-F of the Corporation for the fiscal year ended December 31, 2007.

Chartered Accountants

Vancouver, Canada
February 18, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.